Paul, Hastings, Janofsky & Walker LLP

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February 25, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE Washington, DC 20549

Re:        GE Institutional Funds – Comment Responses to Preliminary Proxy Materials (File Nos. 333-29337 and 811-08257)

Ladies and Gentlemen:

On behalf of the GE Institutional Funds (the “Registrant”), we hereby respond to the oral comments provided by Ms. Linda B. Stirling of the staff of the Securities and Exchange Commission (the “Commission”) on February 18, 2011 with respect to the Registrant’s preliminary proxy soliciting materials filed on February 11, 2011 (the “Preliminary Proxy Statement”). Changes made in response to Ms. Stirling’s comments are reflected in the Registrant’s definitive proxy soliciting materials filed on or about February 25, 2011 (the “Definitive Proxy Statement”). Unless otherwise indicated, all references to page numbers herein are made with respect to the Definitive Proxy Statement, and capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the Definitive Proxy Statement.

Those comments are repeated below and organized in the same fashion as presented by Ms. Stirling.

1.	Comment: Under “VOTING INFORMATION” beginning on page 5, please disclose, as required by Item 2 of Schedule 14A, whether or not the person giving the proxy has the power to revoke it.

Response: Comment accepted. The Registrant disclosed in the Preliminary Proxy Statement under “VOTING INFORMATION – Solicitation of Proxies” that shareholders may revoke their proxies by submitting a properly executed later-dated Proxy Card or by submitting written notice to the Secretary of the Registrant. The Registrant also disclosed in the Preliminary Proxy Statement under “VOTING INFORMATION – Quorum” that shareholders may also revoke their proxies by attending the meeting and voting in person. To make the disclosure on revocation of proxies more prominent, the Registrant has moved the two referenced statements to a new section under “VOTING INFORMATION” under the heading “Revocation of Proxies.”

Securities and Exchange Commission

February 25, 2011

2.	Comment: Under Proposal 2 beginning on page 20, please disclose that GEAM, the Funds’ investment adviser, pays the Funds’ sub-advisers out of advisory fees GEAM receives from the Funds.

Response: Comment accepted. The Registrant has added the requested disclosure.

3.	Comment: Under “Interests of Trustees, Officers, or Nominees in Proposal 2” under Proposal 2 on page 23, please explain the benefits of approval of Proposal 2 to GEAM.

Response: Comment accepted. The Registrant has added disclosure to explain that GEAM could benefit from the approval and implementation of a “manager of managers” structure under Proposal 2 because of the lower cost of replacing or hiring a sub-adviser as a result of eliminating the need to obtain shareholder approval and the more efficient portfolio management as a result of the ability to hire or replace a sub-adviser more quickly.

4.	Comment: Under Proposal 3B on page 28, please explain in plain English what “short selling” means and disclose the risks involved in short selling.

Response: Comment accepted. The Registrant has added disclosure to explain that short selling transactions are transactions that involve selling securities not owned and borrowing the same securities for delivery to the purchaser with an obligation to replace the borrowed securities at a later date. The Registrant has also added disclosure on the principal risks involved in short selling as requested.

5.	Comment: Proposal 3A in the Preliminary Proxy Statement addresses both the amendment of the fundamental investment policy on senior securities and the elimination of the fundamental investment policy on short selling. Please separate the two proposed actions into two separate sub-proposals so that they can be voted on separately.

Response: Comment accepted. The Registrant has revised the numbering of the sub-proposals under Proposal 3 so that the amendment of the fundamental investment policy on senior securities is addressed under Proposal 3A, the elimination of the fundamental investment policy on short selling is addressed under Proposal 3B and the amendment of fundamental investment policy on real estate investments previously addressed under Proposal 3B is addressed under Proposal 3H, while the numbering of the other sub-proposals under Proposal 3 remain unchanged.

6.	Comment: Under Proposal 3 beginning on page 25, please disclose whether the approval of each sub-proposal under Proposal 3 by a Fund is expected to result in any change to the risks of investing in that Fund.

Response: Comment accepted. The Registrant disclosed in the Preliminary Proxy Statement under “Benefit to the Funds of Changes in Certain Fundamental Investment Policies” under

Securities and Exchange Commission

February 25, 2011

Proposal 3 that the proposed changes set forth in each sub-proposal under Proposal 3 are not expected to affect the Funds’ current investment objectives or their principal investment strategies, nor are they expected to significantly change the risks of investing in the Funds. To make the disclosure on the effect of the approval of each sub-proposal under Proposal 3 on investments in the Funds more prominent, the Registrant has moved the disclosure referenced above to a new section under Proposal 3 under the heading “Effect of Proposed Changes to the Funds’ Fundamental Investment Policies on Investments in the Funds.”

7.	Comment: Under the first paragraph under Proposal 3E on page 33, please revise the last sentence to disclose that the Small-Cap Equity Fund’s fundamental investment policy on diversification, rather than on “senior securities,” was modified in 2008.

Response: Comment accepted. The Registrant has revised the disclosure accordingly.

8.	Comment: Under Proposal 3F beginning on page 35, please clarify that securities issued by supranational organizations will not be excluded from the proposed fundamental investment policy on concentration.

Response: Comment accepted. The Registrant has revised the proposed fundamental investment policy on concentration for each Fund to clarify that supranational organizations are collectively considered to be members of a single “industry” for purposes of the proposed fundamental investment policy on concentration under Proposal 3F.

9.	Comment: Under Proposal 3G beginning on page 37, please disclose whether the additional level of investment in commodities or commodity contracts a Fund is permitted to make if Proposal 3G is approved will result in any change in risks of investing in that Fund.

Response: Comment acknowledged. The Registrant disclosed in the Preliminary Proxy Statement under Proposal 3G that because none of the Funds has any current intention of investing directly in physical commodities or taking long or short positions in commodity-based futures contracts or forward contracts, the adoption of the proposed fundamental investment policy on investments in commodities by each Fund is not expected to increase materially the risk of an investment in such Fund or to affect its management at this time. The Registrant further disclosed, under Proposal 3G in the Preliminary Proxy Statement, the principal risks a Fund will be subject to if it invests in commodities or commodity contracts. Because the Registrant believes the requested disclosure has already been made, the Registrant respectfully declines to make any changes to the Registrant’s disclosure under Proposal 3G regarding the effect of approval of Proposal 3G by a Fund on the risks of investing in that Fund.

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Securities and Exchange Commission

February 25, 2011

We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth
David A. Hearth of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: GE Asset Management Incorporated